February 21, 2017

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY QUOTIENT LIMITED

VIA EDGAR AND BY FEDERAL EXPRESS

Jim B. Rosenberg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4546

Re:	Quotient Ltd.
Form 10-K for the fiscal year ended March 31, 2016
Filed May 31, 2016
File No. 1-36415
Responses to Staff comments made by letter dated February 10, 2017

Dear Mr. Rosenberg:

On behalf of Quotient Limited, a company incorporated under the laws of Jersey, Channel Islands (“Quotient” or the “Company”), set forth below is the response of the Company to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 10, 2017 (the “Comment Letter”) in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, filed on May 31, 2016 (the “Fiscal 2016 10-K”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R.§ 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter from the copy of the letter filed on EDGAR.

In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we respectfully request that you telephone Per B. Chilstrom of Clifford Chance US LLP (Tel. (212) 878-3079) rather than rely upon the U.S. mail for such notice. Any written materials should be sent to Mr. Chilstrom’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

FOIA Confidential Treatment Requested

By Quotient Limited

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business, page 65

1.	Please provide us with an analysis of your accounting for the Distribution and Supply agreement which you entered into with Ortho-Clinical Diagnostics, Inc. on January 29, 2015. In the analysis, tell us what consideration was given to the fact that the agreements were entered into contemporaneously. In addition, please tell us how you accounted for the amount received over the fair value of the shares issued. Cite the applicable accounting literature relied upon.

Company Response:

The agreements entered into with Ortho-Clinical Diagnostics, Inc. and its affiliates (collectively, “OCD”) on January 29, 2015 represented the culmination of a competitive bidding process that the Company had conducted to select a partner for the further development and the future commercialization of MosaiQTM (Quotient’s automated testing platform for transfusion diagnostics) in the patient testing market. From an accounting point of view, the key agreements entered into with OCD on January 29, 2015 comprised:

i.	a Distribution & Supply Agreement (the “D&S Agreement”): Under the terms of the D&S Agreement:

a)	OCD agreed to pay a total of $59 million in one-time milestone payments, which are payable upon the achievement of specified regulatory and commercial milestones relating to MosaiQTM; and

b)	Quotient and OCD agreed a transfer pricing mechanism for the future sales to OCD by Quotient of MosaiQTM consumables and other related products. This arrangement governs the pricing and supply of MosaiQTM products to OCD during the term of the D&S Agreement; and

ii.	a Subscription Agreement (the “Subscription Agreement”): Under the terms of the Subscription Agreement, OCD subscribed for:

a)	666,665 newly issued Quotient 7% cumulative preference shares (“Preference Shares”) at a subscription price of $22.50 per share, for an aggregate subscription price of approximately $15 million; and

b)	444,445 newly issued Quotient ordinary shares (“Ordinary Shares”) at a subscription price of $22.50 per share, for an aggregate subscription price of approximately $10 million.

From the outset, the terms of the D&S Agreement and the Subscription Agreement were separate. The Subscription Agreement provided a mechanism for OCD to provide near-term funding to support the development of MosaiQ™, whereas the milestones under the D&S Agreement were designed to reflect the value that Quotient would provide to OCD in the future by delivering a highly valuable commercial opportunity to OCD (subject to its successful development). The two agreements were, however, entered into contemporaneously.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Quotient Limited

As regards the accounting for the various elements of the D&S Agreement and the Subscription Agreement:

i.	the individual milestones triggering up to $59 million of payments pursuant to the D&S Agreement are substantive and there was no certainty regarding their achievement or otherwise at the time the D&S Agreement was entered into. Based upon this, the future milestone receipts meet the requirements of ASC 605-28-25-2 and will be recognized as revenue in the period when the milestones are achieved. To date, no milestone revenue has been recognized under the D&S Agreement;

ii.	revenue will be recognized on future sales of MosaiQTM consumables and related products by Quotient to OCD, based on volumes shipped and the pricing mechanisms set out in the D&S Agreement;

iii.	under their terms, the Preference Shares are redeemable as disclosed in Note 8. to the Company’s consolidated financial statements on page 76 of Quotient’s Fiscal 2016 10-K. Therefore, in accordance with ASC 480-10-25-4, these mandatorily redeemable Preference Shares are recorded as a liability in the consolidated balance sheet. Further, in accordance with ASC 480-10-30-1, the Preference Shares were measured initially at the subscription price which approximated fair value. The coupon rate on the Preference Shares of 7% was comparable to the interest rate paid on borrowings under the Company’s then secured credit facility with MidCap Financial LLC. The Preference Shares do not trade, are held by a single OCD entity and have no conversion rights, and there were no other preference shares in issue at the date of issue. The number of Preference Shares issued and the subscription price per share therefore has no significance for financial reporting purposes; and

iv.	the 444,445 Ordinary Shares issued pursuant to the Subscription Agreement were issued at a subscription price of $22.50 per share. The subscription was negotiated on an arm’s length basis between Quotient and OCD.

This issue of Ordinary Shares was classified in the reporting entity’s shareholders’ equity and measured at the subscription price on the measurement date, which approximated fair value. In accordance with ASC 820-10-35-16BB, the market for Ordinary Shares was not considered sufficiently active on the measurement date to support the use of the quoted price as an approximation of fair value. Therefore, observable inputs in a market that is not active for identical instruments were considered as a basis for the fair value of the Ordinary Shares.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Quotient Limited

At the measurement date, the market value of Quotient’s Ordinary Shares was highly volatile, largely due to a lack of liquidity. Closing share prices recorded for Quotient Ordinary Shares during the three month period prior to January 29, 2015 were between $9.84 and $18.00. During this period, an average of 15,805 Quotient Ordinary Shares were traded daily (equivalent to less than 0.1% of the Company’s then outstanding share capital). This volatility and lack of liquidity meant that public market investors would most likely have been unable to buy or sell a meaningful holding of Ordinary Shares without having a material impact on the Company’s share price at the time. Therefore, other observable inputs were considered.

As mentioned above, Quotient entered into the D&S Agreement and the Subscription Agreement following a competitive bidding process involving two parties, one of which was OCD. In response to this process, the counter bidder made the following offer [***]:

a)	Base Consideration—$[***]; plus

b)	Additional Consideration—a [***] amounting to a further $[***]. The [***] would be payable if [***].

There could be no guarantee that the milestone to trigger the Additional Consideration would have been achieved.

The subscription price for the Ordinary Shares issued to OCD of $22.50 ([***]) represented a premium of 72% (or, in aggregate, $4.18 million) to the closing price ($13.09) of Quotient Ordinary Shares quoted by NASDAQ on January 29, 2015. The difference reflects:

a)	both OCD and the counter-bidder being existing participants in the transfusion diagnostics market;

b)	OCD and the counter bidder having a detailed understanding of the underlying market opportunity for MosaiQ™ (including an understanding of the synergies with their respective own businesses); and

c)	OCD and the counter bidder having undertaken detailed technical and commercial due diligence on the MosaiQ™ project and Quotient.

Consequently, OCD and the counter-bidder had a significantly different and potentially greater understanding of the risks and opportunities represented by the MosaiQ™ platform (and therefore its intrinsic value at the time) compared with public market investors.

Quotient considered that the value represented by the combination of future milestones (totaling $59 million) and the pricing mechanisms for future sales to OCD of MosaiQ™ consumables (up to 35% of future net sales) and related products (cost plus a margin) represented a fair market value for the commercial rights acquired by OCD pursuant to the D&S Agreement. The aggregate premium of $4.18 million between the subscription price of $22.50 and the closing price of $13.09 on January 29, 2015 was not significant to the potential value to Quotient of the D&S Agreement.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Quotient Limited

Based on the above, Quotient concluded that $22.50 per Ordinary Share represented the fair value of Quotient Ordinary Shares at the time the subscription price was negotiated with OCD and, consequently, the $10 million total subscription value was reflected through shareholders equity as an issue of new shares on January 29, 2015.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at paul.cowan@quotientbd.com.

Sincerely,

/s/ Paul Cowan
Paul Cowan, Chairman and Chief Executive Quotient Limited

cc:	Quotient Limited
Christopher Lindop
Roland Boyd

Clifford Chance US LLP
Alejandro E. Camacho
Per B. Chilstrom

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO 17 C.F.R. §200.83